UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

AstroNova, Inc.
______________________________________________________________________________
(Name of Issuer)

Common Stock $0.05 par value per share
______________________________________________________________________________
(Title of Class of Securities)

04638F10
______________________________________________________________________________
(CUSIP Number)

Margaret D. Farrell, Esquire
Hinckley, Allen & Snyder LLP
50 Kennedy Plaza, Suite 1500
Providence, Rhode Island 02903
(401) 274-2000
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2017
______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

i.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Albert W. Ondis Declaration of Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	X

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
36,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.478% (Based on 7,525,046 shares outstanding as of March 24, 2017 as reported on the Issuer's Form 10-K for the fiscal year ended January 31, 2017)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

ii

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Albert W. Ondis III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	X

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
168,530*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
168,530*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
168,530

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.239% (Based on 7,525,046 shares outstanding as of March 24, 2017 as reported on the Issuer's Form 10-K for the fiscal year ended January 31, 2017)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

_______________________________

*Includes 36,000 shares held by the Albert W. Ondis Declaration of Trust of which the reporting person is the sole trustee and 1,658 shares held in trust for a child of the reporting person for which the reporting person is trustee.
This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the Schedule 13D filed on April 18, 2016 (the "Original Schedule 13D") by (i) Albert W. Ondis Declaration of Trust, and (ii) Albert W. Ondis III, a citizen of the United States of America.

On May 1, 2017, the Issuer entered into a Stock Repurchase Agreement (the "Repurchase Agreement") with the trust established by the Albert W. Ondis Declaration of Trust dated December 4, 2003, as amended (the "Trust") to repurchase 826,305 of the Issuer's common stock (the "Shares") at a per share price of $13.60, for an aggregate purchase price of $11,237,748. The transaction was consummated on May 2, 2017.  This Amendment No. 1 is being filed pursuant to Rule 13d-2(a) to reflect the material change in the Trust's ownership of the Issuer's common stock resulting from the sale of the Shares to the Issuer pursuant to the Repurchase Agreement.

For point of clarification, the Original Schedule 13D contained a scriveners error and incorrectly stated the amount of shares owned by the Trust as 826,305, instead of 862,305.

Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

Item 4.		Purpose of Transaction

Item 4 is hereby amended and restated with the following:

This Amended Schedule 13D is being filed in connection with the sale of 826,305 shares of the Issuer's common stock from the Trust to the Issuer pursuant to the Repurchase Agreement.

The Trust, of which Albert W. Ondis, III is trustee, beneficially owns 0.48% of the outstanding securities of the Issuer. Other than as may be described herein, the reporting persons have no plans, in their capacity as an individual investor, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated with the following:
	(a)	As of the date of the execution of this statement:

(i) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by the Trust is 36,000, representing 0.48% of the 7,525,046 shares of the Issuer's common stock outstanding on March 24, 2017.

(ii) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by Albert W. Ondis III is 168,530, representing 2.239% of the 7,525,046 shares of the Issuer's common stock outstanding on March 24, 2017.

	(b)	As of the date of the execution of this statement:

(i) The number of shares as to which the Trust has sole power to vote or to direct the vote is 36,000; the number of shares as to which the Trust has shared power to vote or to direct the vote is 0; the number of shares as to which the Trust has sole power to dispose or to direct the disposition is 36,000; the number of shares as to which the Trust has shared power to dispose or to direct the disposition is 0.

(ii) The number of shares as to which Albert W. Ondis III has sole power to vote or to direct the vote is 168,530; the number of shares as to which Albert W. Ondis III has shared power to vote or to direct the vote is 0; the number of shares as to which Albert W. Ondis III has sole power to dispose or to direct the disposition is 168,530; the number of shares as to which Albert W. Ondis III has shared power to dispose or to direct the disposition is 0.

(c)
On May 1, 2017, the Issuer entered into the Repurchase Agreement with the Trust to repurchase 826,305 of the Issuer's common stock at a per share price of $13.60, for an aggregate purchase price of $11,237,748. The transaction was consummated on May 2, 2017.  Except as set forth in the previous sentences, none of the reporting persons have engaged in any transactions in common stock of the issuer during the past 60 days.

	(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities;
	(e)	As a result of the sale described above, on May 2, 2017, the reporting persons ceased to be the beneficial owners of more than 5% of the Issuer's common stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following additional paragraph:

On May 1, 2017, the Issuer entered into the Repurchase Agreement with the Trust to repurchase 826,305 of the Issuer's common stock at a per share price of $13.60, for an aggregate purchase price of $11,237,748.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended to include the following Exhibit 2:
Exhibit 2:	Repurchase Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2017

ALBERT W. ONDIS DECLARATION OF TRUST
/s/ Albert W. Ondis III
Albert W. Ondis III, Trustee

/s/ Albert W. Ondis III
Albert W. Ondis III